                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                          FILED PURSUANT TO 13d-2(a)


                                 UNI-MARTS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $.10 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 904571-30-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Getty Petroleum Marketing Inc.
                              125 Jericho Turnpike
                            Jericho, New York  11753
                                 (516) 338-6000
                            Attention: Samuel M. Jones
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              January 30, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                       (Continued on the following page)



                               Page 1 of 8 Pages

                                  SCHEDULE 13D

           CUSIP No.  904571-30-4                     Page 2 of 8 Pages


  1     NAME OF REPORTING PERSON

        GETTY PETROLEUM MARKETING INC.
        I.R.S. EMPLOYER IDENTIFICATION NO.:  11-3339235

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                              (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS

        WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        MARYLAND


                       7      SOLE VOTING POWER
  NUMBER OF                   487,000 SHARES
  SHARES
  BENEFICIALLY         8      SHARED VOTING POWER
  OWNED BY EACH               0
  REPORTING
  PERSON WITH          9      SOLE DISPOSITIVE POWER
                              487,000 SHARES

                       10     SHARED DISPOSITIVE POWER
                              0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        487,000 SHARES

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                            [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.3%

  14    TYPE OF REPORTING PERSON
        CO

                                                               Page 3 of 8 Pages

ITEM 1.          SECURITY AND ISSUER.

                 This schedule relates to shares of common stock, $.10 par value per share (the "Common Stock"), of Uni-Marts, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 477 East Beaver Avenue, State College, PA 16801-5690.

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a) This schedule is being filed by Getty Petroleum Marketing Inc., a Maryland corporation (the "Reporting Person").

                 (b) The principal executive offices and principal business of the Reporting Person are located at 125 Jericho Turnpike, Jericho, New York 11753. The names, business addresses and principal businesses of each of the directors and executive officers of the Reporting Person are set forth on Schedule I hereto and incorporated by reference herein.

                 (c) The principal business of the Reporting Person is the marketing of petroleum products.

                 (d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the directors or executive officers of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the directors or executive officers of the Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                 (f) To the best knowledge of the Reporting Person, each of the directors and executive officers of the Reporting Person is a United States citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The amount of funds used to purchase the shares of Common stock covered by this schedule (the "Shares") was approximately $1,461,000, all of which amount was funded by available cash of the Reporting Person.

ITEM 4.          PURPOSE OF TRANSACTION.

                 The Reporting Person acquired the Shares in order to obtain an equity position in the Company. The Reporting Person intends to review on a continuing basis its investment in the Shares in light of the factors discussed herein.

                                                               Page 4 of 8 Pages

                 The Reporting Person may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares in the open market or in privately negotiated transactions or otherwise. Any such actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

                 Depending on the factors discussed herein, the Reporting Person may, from time to time, retain or sell all or a portion of the shares in the open market or in privately negotiated transactions.

                 Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13(d).

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Reporting Person beneficially owns an aggregate of 487,000 shares of the Common Stock. According to Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1997, there were 6,669,515 shares of the Common Stock outstanding as of December 31, 1997. On that basis, the Reporting Person's Shares constitute approximately 7.3% of the outstanding shares of the Common Stock. The Shares were purchased by the Reporting Person in a brokerage transaction for a purchase price of $3.00 per share on January 30, 1998.

                 (b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the Shares.

                 (c) Except as stated in this Item 5, there have been no transactions in the Common Stock that were effected by or on behalf of the Reporting Person or, to the best knowledge of the Reporting Person, any director or executive officer of the Reporting Person in the past 60 days.

                 (d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                 (e)      Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not applicable.

                                                               Page 5 of 8 Pages

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.

                                                               Page 6 of 8 Pages


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             GETTY PETROLEUM MARKETING INC.

Dated:  February 9, 1998




                                             /s/ Leo Liebowitz
                                             ----------------------------------
                                             Name:    Leo Liebowitz
                                                      Chairman, Chief Executive
                                                      Officer and Director

                                                               Page 7 of 8 Pages


                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         GETTY PETROLEUM MARKETING INC.

                 The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Getty Petroleum Marketing Inc. is set forth below.



NAME AND BUSINESS                          POSITION WITH GETTY                  PRINCIPAL OCCUPATION, IF OTHER THAN
ADDRESS                                    PETROLEUM                            AS EXECUTIVE OFFICER OF GETTY
                                           MARKETING INC.                       PETROLEUM MARKETING INC.
-----------------                          -------------------                  -----------------------------------
Leo Liebowitz                              Chairman, Chief Executive
Getty Petroleum Marketing Inc.             Officer and Director
125 Jericho Turnpike
Jericho, NY  11753

Milton Safenowitz                          Director
7124 Queenferry Cr.
Boca Raton, FL  33496

Ronald E. Hall                             Director                             Chairman of the Board of Howell
The Howell Corporation                                                          Corporation, a company engaged
1111 Fannin Street, Suite 1500                                                  primarily in the exploration,
Houston, TX     77020                                                           production, acquisition and
                                                                                development of oil and gas properties

Richard E. Montag                          Director                             Vice President - Development of the
The Richard E. Jacobs Group, Inc.                                               Richard E. Jacobs Group, a regional
235 East 48th Street                                                            shopping mall developer
New York, NY  10019

Matthew J. Chanin                          Director                             Senior Managing Director of
Prudential Capital Group                                                        Prudential Capital Group, an
3 Gateway Center                                                                investment unit of the Prudential
Newark, NJ  07102                                                               Insurance Company of America

Vincent J. Delaurentis                     President
Getty Petroleum Marketing Inc.
125 Jericho Turnpike
Jericho, NY  11753



                                                               Page 8 of 8 Pages



NAME AND BUSINESS                          POSITION WITH GETTY                  PRINCIPAL OCCUPATION, IF OTHER THAN
ADDRESS                                    PETROLEUM                            AS EXECUTIVE OFFICER OF GETTY
                                           MARKETING INC.                       PETROLEUM MARKETING INC.
-----------------                          -------------------                  -----------------------------------

Michael K. Hantman                         Vice President and Corporate
Getty Petroleum Marketing Inc.             Controller
125 Jericho Turnpike
Jericho, NY  11753

Samuel M. Jones                            Vice President, Corporate
Getty Petroleum Marketing Inc.             Secretary and General Counsel
125 Jericho Turnpike
Jericho, NY  11753


